EXHIBIT 11

                            GUARDSMAN PRODUCTS, INC.
                 STATEMENT RE:  COMPUTATION OF PER SHARE INCOME

                     (in thousands, except per share data)

                                                   Three Months Ended
                                                        March 31,
                                                    1995          1994
Weighted average shares outstanding                 9,484         7,941

Increase in dilutive incremental
     shares issuable upon exercise
     of common stock as computed
     by maximum dilutive methods                       73            54
Common shares assuming full dilution                9,557         7,995

Net income                                      $   1,672     $   1,165

Fully diluted net income per share              $     .17     $     .15


NOTE: The income per share calculations noted above differ from the calculations used in determining income per share reported in the condensed consolidated financial statements, which were based on weighted average shares outstanding. These differences result from the inclusion of outstanding stock options and other shares using maximum dilutive methods in the above calculations, which were excluded from the calculation of income per share reported in the condensed consolidated financial statements because they were not materially dilutive (i.e., less than 3%).